FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Authorized Capital Publicly Listed Company
CORPORATE TAXPAYERS’ ENROLLMENT NUMBER 47.508.411/0001 -56
NIRE 35.300.089.901

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON AUGUST 5, 2009

1. DATE, TIME and PLACE: The meeting was held on August 5, 2009, at 9 a.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), located at Avenida Brigadeiro Luís Antônio, 3142, in the City and State of São Paulo.

2. PRESIDING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3. CALL and ATTENDANCE: Given that all members of the Company’s Board of Directors were in attendance, call was waived in accordance with paragraph 2, Article 15 of the Company’s Bylaws.

4. AGENDA: Capital stock increase, issuing Class A Preferred Shares in compliance with the Company’s Stock Option Plans, observing the limit of authorized capital.

5. RESOLUTIONS: After the meeting was called to order, the Board members examined the Agenda and resolved by majority vote, as a result of the exercise of stock options, Series 8, Series A1 Silver and Series A2 Silver and Gold, pursuant to the Company’s Stock Option Plans (“Plan”), approved at the General Meetings held on April 28, 1997 and December 20, 2006, to approve, observing the limit of the Company’s authorized capital, as per Article 6 of the Company’s Bylaws, the Company’s capital stock increase in the total amount of eight million, nine hundred, fifty-eight thousand, one hundred, ninety-eight reais and seventy-seven centavos (R$8,958,198.77), issuing three hundred, eighty-two thousand, six hundred, eighty-three (382,683) Class A preferred shares: (i) one hundred, ninety-one thousand, eight hundred, ninety-five (191,895) Class A preferred shares, at the issue price of thirty-two reais, seventy-five centavos (R$32.75) per share, determined according to the Plan, amounting to six million, two hundred, eighty-four thousand, five hundred, sixty-one reais and twenty-five centavos (R$6,284,561.25), related to the option exercise of Series 8; (ii) three thousand, one hundred and sixty (3,160) Class A preferred shares, at the issue price of twenty-four reais and sixty-three centavos (R$24.63) per share, determined according to the Plan, amounting to seventy-seven thousand, eight hundred, thirty reais and eighty centavos (R$77,830.80), related to the exercise of Series A1 Silver; (iii) ninety-six thousand, three hundred and fifty-seven (96,357) Class A preferred shares, at the issue price of twenty-six reais and ninety-three centavos (R$26.93) per share, determined according to the Plan, amounting to two million, five hundred, ninety-four thousand, eight hundred, ninety-four reais and one centavo (R$2,594,894.01), related to the exercise of Series A2 Silver; and (iv) ninety-one thousand, two hundred and seventy-one (91,271) Class A preferred shares, at the issue price of one centavo (R$0.01) per share, determined according to the Plan, amounting to nine hundred, twelve reais and seventy-one centavos (R$912.71), related to the exercise of Series A2 Gold. The Class A preferred shares issued herein will have the same characteristics and conditions, as well as they will enjoy the same rights and advantages of current Class A preferred shares, in accordance with the Company’s Bylaws and will be issued ex-rights to dividends until the payment date of advanced dividends according to the terms of the Board of Directors Meeting held on August 3, 2009. As of this date, Class A preferred shares then issued will be entitled to any dividend to be declared and distributed by the Company.

In view of the resolution approved above, the Company’s capital stock will increase from four billion, six hundred, ninety-one million, ninety-two thousand, one hundred, seventy-six reais and seventy-eight centavos (R$4,691,092,176.78) to four billion, seven hundred million, fifty thousand, three hundred, seventy-five reais and fifty-five centavos (R$4,700,050,375.55), fully subscribed and paid-up, divided into two hundred, thirty-seven million, nine hundred, nine thousand, one hundred and fifty (237,909,150) non-par shares, of which, ninety-nine million, six hundred, seventy-nine thousand, eight hundred and fifty-one (99,679,851) are common shares and one hundred, thirty-eight million, two hundred, twenty-nine thousand, two hundred and ninety-nine (138,229,299) are Class A preferred shares.

APPROVAL AND SIGNATURE OF THE MINUTES: There being no further business to discuss, the meeting was adjourned for the time necessary to draw up these minutes, which were then read, approved and signed by all attending board members. São Paulo, August 5, 2009. Chairman – Abilio dos Santos Diniz; Secretary – Renata Catelan P. Rodrigues. Attending board members: Abilio dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Jean-Charles Henri Naouri, Hakim Laurent Aouani, Antoine Marie Remi Lazars G. d`Estaing, Jean Louis Bourgier, Jacques-Edouard Marie Charret, Candido Botelho Bracher, Fábio Schvartsman and Guilherme Affonso Ferreira.

This is a free English translation of the original instrument drawn up in the Company’s records.

Renata Catelan P. Rodrigues
Secretary of the Board

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 5, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.